U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

February 24, 2012

VIA EDGAR TRANSMISSION

Ms. Mary Cole
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Direxion Shares ETF Trust (the “Trust”)
File Nos.: 333-150525 and 811-22201

Dear Ms. Cole:

The purpose of this letter is to respond to oral comments provided to Kevin Christy of K&L Gates LLP on October 17, 2011 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 26 to its Registration Statement on Form N-1A (the “Registration Statement”).  PEA No. 26 was filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), on Form N-1A on May 13, 2011, and became effective on November 4, 2011.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the SEC staff, the staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the staff’s comments and changes in disclosure in response to the staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the staff’s comments or changes in disclosure in response to the staff’s comments as a defense in any action or proceeding by the SEC or any person.

The Trust’s responses to your comments are as follows:

Prospectus (All Funds)

1.
Please clarify in each Principal Investment Strategy that “investments that have economic characteristics that are substantially similar to the economic characteristics of the securities that comprise the Index” are limited to depositary receipts.

The Trust has added the requested disclosure to the Principal Investment Strategy for each Fund.

2.
Please explain why each Fund’s principal investment strategy states that “[t]he notional value of [each Fund’s investments in] swaps and other derivative instruments will count towards the Fund’s 80% investment policy.”

The referenced disclosure has been removed from each Fund’s principal investment strategy.

3.	Please confirm that each Fund’s derivatives disclosure complies with the letter from Barry D. Miller, SEC, to Karrie McMillan, Investment Company Institute, dated July 30, 2010 (“ICI Letter”)

The Trust confirms that that each Fund’s derivatives disclosure complies with the ICI Letter.

4.
Each Fund includes investments in other investment companies in its Principle Investment Strategy and provides a related risk in its Principle Risks disclosure.  Please confirm whether Acquired Fund Fees and Expenses (“AFFE”) will be included in each Fund’s Annual Fund Operating Expenses table.

The Trust responds by confirming that each Fund intends to invest in other investment companies as part of its principal investment strategy and incur the related AFFE. However, the Trust cannot determine at this time whether such AFFE for any specific Fund will exceed 0.01% and therefore be required to be included in such Fund's Annual Fund Operating Expenses table. For this reason, the Trust has not included AFFE in the Funds' Annual Fund Operating Expenses table, but confirms that, if AFFE for a Fund exceeds 0.01% in the future, the Trust will include a separate line item for those AFFE expenses in the Fund’s Annual Fund Operating Expenses table.

5.	Please include in the description of each Fund’s portfolio manager the year that the portfolio manager first began to manage the Fund.

The requested disclosure has been added to the prospectus.

Prospectus (Quantum-ISE Enhanced Large-Cap Shares)

6.	Please revise the description of the Fund’s underlying index to explain better how securities are selected for inclusion in the index.

The Trust responds by revising the referenced disclosure to provide greater detail regarding the process by which securities are selected for inclusion in the index.

*     *     *     *     *     *

We trust that the above response and revision adequately addresses your comments.  If you have any additional questions or require further information, please contact Kevin Christy at (202) 778-9195 at K&L Gates LLP or Adam Henkel at U.S. Bancorp Fund Services, LLC at (414) 765-5598.

Sincerely,

Direxion Shares ETF Trust

/s/ Daniel D. O’Neill

Name: Daniel D. O’Neill
Title:  President

cc:           Robert J. Zutz, K&L Gates LLP
Francine J. Rosenberger, K&L Gates LLP
Angela Brickl, Rafferty Asset Management, LLC
Adam R. Henkel, U.S. Bancorp Fund Services, LLC